                                                                    Exhibit 12.1

                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)

                                                  Three                   Year Ended December 31,
                                               Months Ended    -------------------------------------------------
                                              March 31, 1995     1994      1993       1992      1991      1990
                                              --------------   --------   --------  --------  --------  --------
FIXED CHARGES:
  Interest on long-term debt                     $23,121       $ 94,646   $102,938  $119,179  $127,606  $135,850
  Other interest                                     322          1,095      2,387     1,749     1,773     4,939
  Amortization of debt discount, premium and
   expense-net                                     1,617          6,381      5,541     4,223     3,892     4,039
  Portion of lease payments representing an
   interest factor                                10,788         44,839     45,925    60,721    64,189    64,586
                                                 -------       --------   --------  --------  --------  --------
    Total Fixed Charges                          $35,848       $146,961   $156,791  $185,872  $197,460  $209,414
                                                 =======       ========   ========  ========  ========  ========
EARNINGS:
  Income from continuing operations              $33,371       $147,449   $144,787  $149,768  $143,133  $135,456
  Income taxes                                    25,647*        87,897*    75,042   107,999   101,073    84,478
  Fixed charges as above                          35,848        146,961    156,791   185,872   197,460   209,414
                                                 -------       --------   --------  --------  --------  --------
    Total Earnings                               $94,866       $382,307   $376,620  $443,639  $441,666  $429,348
                                                 =======       ========   ========  ========  ========  ========
RATIO OF EARNINGS TO FIXED CHARGES                  2.65           2.60       2.40      2.39      2.24      2.05
                                                 =======       ========   ========  ========  ========  ========

     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $.9 million for the three months ended March 31, 1995, has been excluded from the ratio.

*Earnings related to income taxes reflect a $1.8 million decrease for the three months ended March 31, 1995, and a $6.8 decrease for the year ended December 31, 1994 due to a financial statement reclassification related to SFAS 109. The Ratio of Earnings to Fixed Charges absent this reclassification equals 2.70 and
 2.65 for the three months ended March 31, 1995 and the year ended December 31, 1994, respectively.